

August 20, 2013

Via E-mail
Ulderico Conte
Chief Executive Officer
U-Swirl, Inc.
1175 American Pacific, Suite C
Henderson, NV 89074

> **Re: U-Swirl, Inc.**
> **Post-Effective Amendment No. 6 to Registration Statement on Form S-1**
> **Filed August 2, 2013**
> **File No. 333-164096**

Dear Mr. Conte:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

General

1. We note that post-effective amendment No. 5 to your registration statement on Form S-1 (File No. 333-164096) was declared effective on June 27, 2012. We also note that post-effective amendment No. 5 contained audited financial statements for the fiscal year ended December 31, 2011. When a prospectus is used more than nine months after the effective date of the registration statement, the audited financial statements contained in the prospectus must be as of a date not more than sixteen months prior to such use. Refer to Section 10(a)(3) and Rule 427 of the Securities Act of 1933. As a result, we note that the financials contained in post-effective amendment No. 5 went stale at the end of April 2013. Please confirm that all offers and sales under this registration statement have been suspended and that you have not used this registration statement since the financials contained therein were required to be updated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Fay M. Matsukage, Esq.
        Dill Dill Carr Stonbraker & Hutchings, P.C.